EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference distributions for each of the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007 are as follows:

	Year Ended December 31,
(Amounts in thousands)	2011	2010	2009	2008	2007
Income from continuing operations before income taxes and
income from partially owned entities	$498,984	$643,589	$26,773	$163,983	$451,958
Fixed charges	557,604	573,055	646,694	692,041	644,792
Income distributions from partially owned entities	93,635	55,397	30,473	44,690	24,044
Capitalized interest	(1,197)	(864)	(17,256)	(63,063)	(53,648)

Earnings - Numerator	$1,149,026	$1,271,177	$686,684	$837,651	$1,067,146

Interest and debt expense	$544,015	$560,052	$617,768	$619,298	$583,042
Capitalized interest	1,197	864	17,256	63,063	53,648
1/3 of rental expense – interest factor	12,392	12,139	11,670	9,680	8,102
Fixed charges - Denominator	557,604	573,055	646,694	692,041	644,792
Preferred unit distributions	82,384	73,726	76,734	76,834	77,009
Combined fixed charges and preference distributions - Denominator	$639,988	$646,781	$723,428	$768,875	$721,801

Ratio of earnings to fixed charges	2.06	2.22	1.06	1.21	1.66
Ratio of earnings to combined fixed charges and preference distributions	1.80	1.97	0.95	1.09	1.48

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges and (iii) income distributions from partially owned entities, minus (iv) capitalized interest.  Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest and (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals.  Combined fixed charges and preference dividends equals fixed charges plus preferred unit distributions.